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Time for Something Very Different

 **Jake Jarvi**
43.9K subscribers

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👍 133 | 👎 | ↗ Share | 🔊 Promote | ⬇ Download | ...

1,072 views Feb 14, 2025
The Rom-com: http://wefunder.com/exesofchristmaspa...

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


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This Trendy Food **Quiz** Will Reveal Which **Rom-Com** You Should Watch Right Now.

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You Complete Me: The Rom-com Quiz

Are you ready to **test your rom-com knowledge** and find out if you are a hopeless romantic at heart? Dive into 'You Complete Me: The Rom-com Quiz' by Elizabeth ...

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Is there anything better than **romance and comedy in one amazing package**? If you don't think so, you're ready to fall in love and laugh at this quiz.

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Rom-Com Quiz! Romantic Comedy Trivia

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How Well Do We Know Rom-coms

Jake Jarvi
43.9K subscribers

Analytics | Edit video

👍 36 👎 | Share | Promote | Download | ...

308 views Feb 23, 2025
Our Wefunder: http://wefunder.com/exesofchristmaspa...

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to

VOUCH FOR JOHN